September 21, 2007

Via Edgar, Federal Express and
Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	H. Christopher Owings
Assistant Director

Re:	Fuqi International, Inc.
Information Statement on Schedule 14C
Filed August 23, 2007
File No. 0-52383

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 1”) to the Company’s Preliminary Information Statement on Schedule 14C that was filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2007 (“Original Filing”). We are also forwarding to you via Federal Express courtesy copies of this letter, Amendment No. 1, in a clean and marked version to show changes from the Original Filing.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated September 20, 2007, in respect of the Original Filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

General

1.	Comment: We call your attention to Rule l0b-17, which you should consult in connection with the process of implementing the reverse stock split, as applicable.

Response: We respectfully note your comment and have consulted Rule 10b-17 in connection with the Company’s proposed reverse stock split.

The Purpose of the Reverse Stock Split, page 2

2.	Comment: You state in the second paragraph that the reverse stock split could provide the company with a capital structure more typical of companies at your stage of development. Please elaborate.

Response: We respectfully note your comment and have omitted the reference to a “typical capital structure.”

H. Christopher Owings
September 21, 2007

3.
Comment: You also indicate that the reverse stock split will provide greater flexibility for the company, without further stockholder approval, to issue shares of the company's common stock from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, business and asset acquisitions, establishing strategic relationships with corporate partners, stock splits and dividends, present and future employee benefit programs and other corporate purposes. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Response: We respectfully note your comment and have revised the disclosure to include a description of the Company’s recent stock issuances and current plans to issue additional securities.

Authorized Shares of Common Stock, page 3

4.	Comment: Please state whether there are other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.

Response: We respectfully note your comment and have revised the disclosure to include a description of the anti-takeover consequences from Delaware law and the Company’s charter documents. Other than as disclosed in the Information Statement, there are no material anti-takeover consequences of the Company’s articles, bylaws, employment agreements or credit agreements.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:	YuKwai Chong, Fuqi International, Inc.